GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700


05006877

11 March 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Dear Sirs,

GKN plc – Notification of Director's Interest

For your information I enclose a copy of the above announcement which was released on yesterday, 10 March.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc

dlw 3/30

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	GKN PLC		I R GRIFFITHS

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR		I R GRIFFITHS

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	DIRECTOR		PURCHASE OF SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	4,587		LESS THAN 0.01%				

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 50P EACH		258.95 PENCE		10 MARCH 2005		10 MARCH 2005

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	122,621		0.017%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			CHRIS WINTERS 01527 533383

25.	Name and signature of authorised company official responsible for making this notification CHRIS WINTERS SENIOR SECRETARIAL ASSISTANT Date of notification 10 MARCH 2005